Exhibit 2.11

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following description of the American depositary shares (the “Preferred ADSs”) representing preferred shares without par value (“Preferred Shares”) of Oi S.A.—In Judicial Reorganization (“Oi” or the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the amended and restated deposit agreement (the “Preferred Deposit Agreement”) dated February 27, 2012 among Oi S.A., The Bank of New York Mellon (the “Depositary”), as depositary, and the owners and holders from time to time of American depositary shares (“Preferred ADSs”) pursuant to which the Preferred ADSs were issued, including the form of American depositary receipts (“ADR”). For more complete information, you should read the entire Preferred Deposit Agreement and the form of ADR. The form of Preferred Deposit Agreement (including the form of ADR) is incorporated by reference as an exhibit to Oi’s annual report on Form 20-F for the year ended December 31, 2019. Capitalized terms shall have the meaning stated herein or the meaning stated in the Preferred Deposit Agreement.

General

The Bank of New York Mellon, currently located at 225 Liberty Street, New York, New York 10286, as Depositary, registers and delivers Preferred ADSs. Each Preferred ADS represents one Preferred Share (or a right to receive one Preferred Share) deposited with the principal São Paulo office of Itaú Unibanco S.A., as custodian for the Depositary. Each Preferred ADS also represents any other securities, cash or other property which may be held by the Depositary under the Preferred Deposit Agreement.

You may hold Preferred ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of Preferred ADSs, registered in your name, or (ii) by having Preferred ADSs registered in your name in the Direct Registration System, or DRS, or (B) indirectly by holding a security entitlement in Preferred ADSs through your broker or other financial institution. If you hold Preferred ADSs directly, you are a registered Preferred ADS holder, also referred to as a Preferred ADS holder. This description assumes you are a Preferred ADS holder. If you hold Preferred ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Preferred ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Depositary may register the ownership of uncertificated Preferred ADSs, which ownership shall be confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated Preferred ADSs.

As a Preferred ADS holder, Oi will not treat you as one of its shareholders, and you will therefore not have shareholder rights established by Brazilian law and by Oi’s bylaws. Since the Depositary is the registered holder of all Preferred Shares underlying the Preferred ADSs, the Depositary will be treated as Oi’s shareholder. The Preferred Deposit Agreement among Oi, the Depositary and all holders of Oi’s Preferred ADSs, sets forth the rights of all Preferred ADS holders, as well as the rights and obligations of the Depositary. New York law governs the Preferred Deposit Agreement and the Preferred ADSs. The following is a summary of the material provisions of the Preferred Deposit Agreement. For more complete information, you should read the entire Preferred Deposit Agreement and the form of ADR relating to the Preferred ADSs.

Fees and Expenses

Persons depositing or withdrawing Preferred Shares must pay:

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US$5.00 (or less) per 100 Preferred ADSs (or portion of 100 Preferred ADSs) for the issuance of Preferred ADSs, including issuances resulting from a distribution of Preferred Shares or rights or other property;

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US$5.00 (or less) per 100 Preferred ADSs (or portion of 100 Preferred ADSs) for the cancellation of Preferred ADSs for the purpose of withdrawal, including in the event of the termination of the Preferred Deposit Agreement;

•	US$0.02 (or less) per Preferred ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per Preferred ADS (or portion thereof) per calendar year for depositary services;

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in the event of distributions of securities (other than Preferred Shares), a fee equivalent to the fee for the issuance of Preferred ADSs referred to above, which would have been charged, as a result of the deposit of such securities (treating such securities as Preferred Shares);

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registration or transfer fees for the transfer and registration of Preferred Shares on Oi’s share register to or from the name of the Depositary or its agent when you deposit or withdraw Preferred Shares;

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charges of the Depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the Preferred Deposit Agreement), and (2) expenses of converting foreign currency to U.S. dollars;

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taxes and other governmental charges the Depositary or the custodian have to pay on any Preferred ADS or Preferred Share underlying a Preferred ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the Depositary or its agents for servicing the deposited securities, as necessary.

The Depositary collects its fees for the delivery and surrender of Preferred ADSs directly from investors depositing Preferred Shares or surrendering Preferred ADSs or from intermediaries acting for them. The Depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable to Preferred ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to Oi to reimburse and / or share revenue from the fees collected from Preferred ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of the establishment and maintenance of the Preferred ADS program. In performing its duties under the Preferred Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Preferred Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Preferred Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Preferred ADS holders, subject to the Depositary’s obligations under the Preferred Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Dividends and Other Distributions

How will Preferred ADS Holders receive dividends and other distributions on the Preferred Shares?

The Depositary has agreed to pay to Preferred ADS holders the cash dividends or other distributions it or the custodian receives on Preferred Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Preferred Shares your Preferred ADSs represent.

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Cash. The Depositary will convert any cash dividend or other cash distribution Oi pays on the Preferred Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Preferred Deposit Agreement allows the Depositary to distribute the foreign currency only to those Preferred ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Preferred ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the real-to-dollar exchange rate fluctuates during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The Depositary may distribute additional Preferred ADSs representing any Preferred Shares Oi distributes as a dividend or free distribution. The Depositary will only distribute whole Preferred ADSs. It will sell Preferred Shares which would require it to deliver a fractional Preferred ADS and distribute the net proceeds in the same manner and subject to the same conditions as if such amount were a cash dividend or other cash distribution. If the Depositary does not distribute additional Preferred ADSs, the outstanding Preferred ADSs will also represent the new Preferred Shares. The Depositary may sell a portion of the distributed Preferred Shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Purchase Additional Shares. If Oi offers holders of its securities any rights to subscribe for additional Preferred Shares or any other rights, the Depositary may make these rights available to Preferred ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to Preferred ADS holders, it will exercise the rights and purchase the Preferred Shares on your behalf. The Depositary will then deposit the Preferred Shares and deliver Preferred ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the Preferred ADSs represented by Preferred Shares purchased upon exercise of rights. For example, you may not be able to trade these Preferred ADSs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the Preferred ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The Depositary will send to Preferred ADS holders anything else Oi distributes on deposited securities in any manner it may reasonably deem equitable and practicable for accomplishing such distribution. If in the opinion of the Depositary such a distribution is deemed not to be feasible, the Depositary may either sell the property Oi distributed and distribute the net proceeds in the same manner and subject to the same conditions as if such amount were a cash dividend or other cash distribution or it may hold the distributed property, in which case Preferred ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than Preferred ADSs) to Preferred ADS holders unless it receives satisfactory evidence from Oi that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Preferred ADS holders. Oi has no obligation to register Preferred ADSs, Preferred Shares, rights or other securities under the Securities Act. Oi also has no obligation to take any other action to permit the distribution of Preferred ADSs, Preferred Shares, rights or anything else to Preferred ADS holders. This means that you may not receive the distributions Oi makes on Preferred Shares or any value for them if it is illegal or impractical for Oi to make them available to you.

Deposit, Withdrawal and Cancellation

How are Preferred ADSs issued?

The Depositary will deliver Preferred ADSs if you or your broker deposits Preferred Shares or evidence of rights to receive Preferred Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Preferred ADSs in the names you request and will deliver the Preferred ADSs to or upon the order of the person or persons that made the deposit.

How can Preferred ADS holders withdraw the deposited securities?

You may surrender your Preferred ADSs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Preferred Shares and any other deposited securities underlying the Preferred ADSs to the Preferred ADS holder or a person the Preferred ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

Preferred ADS holders have the right to cancel their Preferred ADSs and withdraw the underlying Preferred Shares at any time except:

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when temporary delays arise because: (1) the Depositary has closed its transfer books or Oi has closed its transfer books, (2) the transfer of Preferred Shares is blocked to permit voting at a shareholders’ meeting, or (3) Oi is paying a dividend on its Preferred Shares;

•	when you owe money to pay fees, taxes and similar charges; and

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when it is necessary to prohibit withdrawals in order to comply with any U.S. or foreign laws or governmental regulations that apply to Preferred ADSs or to the withdrawal of Preferred Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Preferred Deposit Agreement.

How do Preferred ADS holders interchange between certificated Preferred ADSs and uncertificated Preferred ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated Preferred ADSs. The Depositary will cancel that ADR and will send to the Preferred ADS holder a statement confirming that the Preferred ADS holder is the registered holder of uncertificated Preferred ADSs.

Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated Preferred ADSs requesting the exchange of uncertificated Preferred ADSs for certificated Preferred ADSs, the Depositary will execute and deliver to the Preferred ADS holder an ADR evidencing those Preferred ADSs.

Voting Rights

How do you vote?

The Preferred Shares do not entitle their holders to vote on any matter presented to a vote of shareholders of Oi except as set forth under “Description of Share Capital—Description of Our Company’s By-laws—Voting Rights—Voting Rights of Preferred Shares” Oi’s annual report on Form 20-F for the year ended December 31, 2019.

Preferred ADS holders do not have voting rights but may instruct the Depositary to vote the number of deposited Preferred Shares their Preferred ADSs represent. The Depositary will notify Preferred ADS holders of shareholders’ meetings and arrange to deliver Oi’s voting materials to them if Oi asks it to. Those materials will describe the matters to be voted on and explain how Preferred ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the Preferred Shares. However, you may not know about the meeting enough in advance to withdraw the Preferred Shares.

The Depositary will try, as far as practical, subject to the laws of Brazil and of Oi’s by-laws, to vote or to have its agents vote the Preferred Shares or other deposited securities as instructed by Preferred ADS holders. The Depositary will only vote or attempt to vote as instructed or as provided in the following sentence. If Oi requested the Depositary to solicit your voting instructions at least 30 days before the meeting date but the Depositary does not receive your instructions by the date it set, the Depositary will consider you to have given instructions to give a discretionary proxy to a person designated Oi by with respect to the number of Preferred Shares your Preferred ADSs represent and the Depositary will give that discretionary proxy, except that the Depositary will not give a discretionary proxy if Oi informs the Depositary that (i) Oi does not wish to receive it, (ii) substantial opposition to the question to be voted exists, or (iii) that matter would materially and adversely affects the rights of holders of Preferred Shares.

Oi cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the Preferred Shares represented by your Preferred ADSs . In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote the Preferred Shares represented by your Preferred ADSs and there may be nothing you can do if the Preferred Shares represented by your Preferred ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if Oi requests the Depositary to act, Oi agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Preferred ADSs or on the deposited securities represented by any of your Preferred ADSs. The Depositary may refuse to register any transfer of your Preferred ADSs or allow you to withdraw the deposited securities represented by your Preferred ADSs until such taxes or other charges are paid. The Depositary may apply payments owed to you or sell deposited securities represented by your Preferred ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities represented by your Preferred ADSs, it will, if appropriate, reduce the number of Preferred ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Oi:	Then:

•   Change the nominal or par value of the Preferred Shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the Preferred Shares that are not distributed to you

The cash, Preferred Shares or other securities received by the Depositary will become deposited securities. Each Preferred ADS will automatically represent its equal share of the new deposited securities.
• Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of its assets, or takes any similar action	The Depositary may, and will if Oi asks it to, distribute some or all of the cash, Preferred Shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Preferred Deposit Agreement be amended?

Oi may agree with the Depositary to amend the Preferred Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Preferred ADS holders, it will not become effective for outstanding Preferred ADSs until 30 days after the Depositary notifies Preferred ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Preferred ADSs, to agree to the amendment and to be bound by the ADRs and the Preferred Deposit Agreement as amended.

How may the Preferred Deposit Agreement be terminated?

The Depositary will terminate the Preferred Deposit Agreement at Oi’s direction by mailing notice of termination to the applicable Preferred ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the Preferred Deposit Agreement by mailing notice of termination to Oi and the applicable Preferred ADS holders if 60 days have passed since the Depositary told Oi it wants to resign but a successor depositary has not been appointed and accepted its appointment.

The Depositary may terminate the Preferred Deposit Agreement on as little as 15 days’ notice if it believes it may be subject to legal liability because Oi failed to provide information required by Brazilian government regulators.

After termination, the Depositary and its agents will do the following under the Preferred Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver Preferred Shares and other deposited securities upon cancellation of Preferred ADSs. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Preferred Deposit Agreement for the pro rata benefit of the Preferred ADS holders that have not surrendered their Preferred ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination, Oi’s only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that Oi agreed to pay.

Limitations on Obligations and Liability

Limits on Oi’s Obligations and the Obligations of the Depositary; Limits on Liability to Preferred ADS Holders

The Preferred Deposit Agreement expressly limits Oi’s obligations and the obligations of the Depositary. It also limits Oi’s liability and the liability of the Depositary. Oi and the Depositary:

•	are only obligated to take the actions specifically set forth in the Preferred Deposit Agreement without negligence or bad faith;

•	are not liable if Oi is or the Depositary is prevented or delayed by law or circumstances beyond our control from performing Oi’s or the Depositary’s obligations under the Preferred Deposit Agreement;

•	are not liable if Oi or the Depositary exercises discretion permitted under the Preferred Deposit Agreement;

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are not liable for the inability of any Preferred ADS holder to benefit from any distribution on deposited securities that is not made available to Preferred ADS holders under the terms of the Preferred Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Preferred Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the Preferred ADSs or the Preferred Deposit Agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any documents Oi believes or the Depositary believes in good faith to be genuine and to have been signed or presented by the proper person.

In the Preferred Deposit Agreement, Oi and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of a Preferred ADS, make a distribution on a Preferred ADS, or permit withdrawal of Preferred Shares, the Depositary may require:

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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Preferred Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Preferred Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver Preferred ADSs or register transfers of Preferred ADSs generally when the transfer books of the Depositary or Oi’s transfer books are closed or at any time if the Depositary or Oi thinks it advisable to do so.

Direct Registration System

In the Preferred Deposit Agreement, all parties to the Preferred Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated Preferred ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated Preferred ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated Preferred ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered Preferred ADS holder, to direct the Depositary to register a transfer of those Preferred ADSs to DTC or its nominee and to deliver those Preferred ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the Preferred ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Preferred Deposit Agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of a Preferred ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the Preferred ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Preferred Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the Preferred Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of Preferred ADSs

The Depositary will make available for your inspection at its office all communications that it receives from Oi as a holder of deposited securities that Oi makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Oi asks it to. You have a right to inspect the register of Preferred ADS holders, but not for the purpose of contacting those holders about a matter unrelated to Oi’s business or the Preferred ADSs.

Jury Trial Waiver

The Preferred Deposit Agreement provides that, to the extent permitted by law, Preferred ADS holders waive the right to a jury trial of any claim they may have against Oi or the Depositary arising out of or relating to Preferred Shares, the Preferred ADSs or the Preferred Deposit Agreement, including any claim under the U.S. federal securities laws. If Oi or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.